MOUNTAIN PROVINCE DIAMONDS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2006

The following management discussion and analysis ("MD&A") of the operating results and financial position of Mountain Province Diamonds Inc. ("the Company" or "Mountain Province", formerly Mountain Province Mining Inc.) is prepared as at November 9, 2006, and should be read in conjunction with the Company's unaudited consolidated financial statements and related notes for the three and six months ended September 30, 2006 and September 30, 2005, and with the audited consolidated financial statements and the notes thereto of the Company for the year ended March 31, 2006. These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are expressed in Canadian dollars, unless otherwise stated.

For additional information, reference is made to the Company's press releases and other information available on the SEDAR website at www.sedar.com, and on the Company's website at www.mountainprovince.com.

OVERALL PERFORMANCE

Mountain Province Diamonds Inc. is a Canadian resource company which is participating in a joint venture (the "Gahcho Kué Joint Venture") exploring diamond deposits located in Canada's Northwest Territories ("NWT"). The Company's primary asset is its 44.1% interest in the Gahcho Kué Joint Venture over the AK leases located in the NWT. The Company and its partner, Camphor Ventures Inc., entered into a letter of agreement with De Beers Canada Exploration Inc. ("De Beers Canada") in 1997, subsequently continued under and pursuant to a joint venture agreement concluded in 2002. Under the agreement, the Company can call on De Beers to fully fund all costs associated with the exploration, permitting and development of the Gahcho Kué project. De Beers Canada, which currently has a 51% interest in the Gahcho Kué Joint Venture, can earn up to a 60% interest in the Gahcho Kué Joint Venture by funding the property to commercial production.

The Gahcho Kué Joint Venture is conducting advanced exploration at its mineral properties, but has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs are dependent upon the ability of the Gahcho Kué Joint Venture to complete exploration and development to discover economically recoverable reserves and upon the successful permitting, construction and future profitable production. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date.

Project Technical Study

The Gahcho Kué Joint Venture approved a budget of approximately C$25 million in 2003 for an in-depth technical study of the Hearne, 5034 and Tuzo kimberlite bodies located at Kennady Lake. This study was of sufficient detail to allow the Gahcho Kué project to advance to mine permitting.

The final results of the study were presented to the Company in June, 2005. Based on the results, the Gahcho Kué Joint Venture approved funding totaling C$38.5 million to advance the project to the permitting and advanced exploration stages. Applications for construction and operating permits were submitted in November 2005.

Exploration

In January 2006, the Company announced details of the advanced exploration program at the Gahcho Kué diamond project. The focus of the program, which is being managed by the project operator De Beers Canada, is to upgrade the diamond resource of the north lobe of the 5034 and Tuzo kimberlite pipes to the indicated category; improve the Joint Venture's understanding of the grade and diamond value of the Tuzo kimberlite pipe; collect sufficient data to support a definitive feasibility study; and establish the overall potential upside of the project. None of the planned large diameter drill holes were completed due to the failure on the part of the project operator to successful case the planned holes. Twenty-five of 31 planned core drill holes were completed.

During the quarter, the project operator, De Beers Canada commenced a summer core drilling program. Six additional core drill holes were completed, bringing the total number of core drill holes completed in 2006 to 31.

As currently proposed, the Gahcho Kué project is expected be an open pit mine. Capital costs to construct the mine are estimated by De Beers Canada to be C$825 million. Employment of up to 600 people is proposed during the peak of its three-year construction period, and close to 400 people during the operations phase of the mine. Based on the current resource, the project is expected to have a life of 24 years from start of construction to closure, and will produce an average of 3 million carats annually over 15 years of operations.

De Beers Canada, operator of the Gahcho Kué Joint Venture, has provided the following summary of the Gahcho Kué project:

Pipe	Resource	Tonnes	Carats	Grade	Average
	Category			(cpht) (1)	Value (US$/ct) (2)

5034	Indicated	8,715,000	13,943,000	160	$82.00
	Inferred	4,921,000	8,366,000	170	$90.00
Hearne	Indicated	5,678,000	9,676,000	170	$70.00
	Inferred	1,546,000	2,373,000	153	$70.00
Tuzo	Inferred	10,550,000	12,152,000	115	$57.00
Summary	Indicated	14,392,000	23,619,000	164	$77.00
	Inferred	17,017,000	22,890,000	135	$70.00

1. Resource cut-off is 1.5mm
2. June 2005 Diamond Trading Centre Price Book in US$

The Gahcho Kué Joint Venture is in the process of planning the next stage of the Advanced Exploration Program on the Tuzo pipe. Further drilling is being considered for the first half of 2007. De Beers Canada is also currently conducting engineering studies on various aspects of the project with a view to reducing the capital and operating costs projected in the 2005 technical study. The results of the core drilling and large diameter drilling programs together will be used to raise the resource status of 5034 North Lobe and Tuzo.

The Gahcho Kué project was referred to an Environmental Impact Review by the Mackenzie Valley Environmental Impact Review Board in June 2006. In July 2006, the Gahcho Kue Joint Venture filed an application for a judicial review of the referral. Once this judicial review is complete, the priority will be to move through the permitting process as efficiently as possible in order to meet the projected timeline for full production.

RESULTS OF OPERATIONS

Summary of Quarterly Results

	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
	September 30,	June 30, 2006	March 31, 2006	December 31, 2005
	2006

Interest Income (expense)	$ 6,883	$ 6,075	$ 5,893	$ 5,614
Expenses	(363,900)	(204,585)	(439,934)	(316,601)
Write-down of long-term investments	-	-	-	-
Net income (loss)	(357,017)	(198,510)	(438,590)	(311,707)
Net income (loss) per share (basic)	(0.006)	(0.004)	(0.008)	(0.006)
Cash flow from (used in) operations	(247,009)	(357,541)	(277,929)	(36,035)
Cash and cash equivalents, end of period	661,459	989,161	845,452	804,631
Assets	42,636,795	35,404,815	34,874,288	34,835,554
Long term liabilities	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil

	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
	September 30,	June 30, 2005	March 31, 2005	December 31, 2004
	2005

Interest Income	$nil	$ 1,027	$ 1,056	$ 11,251
Expenses	(251,781)	(118,837)	(373,360)	(114,665)
Gain on sale of mineral properties	-	-	4,226,634	-
Write-down of long-term investments	(1,080,000)	-	(1,860,000)	-
Net income (loss)	(1,331,781)	(117,810)	1,952,020	(99,984)
Net income (loss) per share	(0.025)	(0.002)	0.037	(0.000)
Cash flow from (used in) operations	(240,581)	(172,578)	(192,007)	(234,237)
Cash and cash equivalents, end of period	738,886	846,071	1,001,104	1,170,268
Assets	34,775,760	35,913,588	36,038,157	33,844,665
Long term liabilities	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil

Three Months ended September 30, 2006 and September 30, 2005

The Company's loss for the three months ended September 30, 2006 totaled $357,017 or $0.006 per share (September 30, 2005 loss of $1,331,781 or $0.025 per share). The greatest part of the September 30, 2005 loss for the quarter was attributable to the write-down of the long-term investment in Northern Lion Gold Corp. of $1,080,000, to $1,400,000 or $0.35 per share from $2,480,000 or $0.62 at yearend March 31, 2005.

During the three month period ended September 30 2006, operating expenses were $363,900 (September 30, 2005 - $251,781). Consulting fees have increased from the three months ended September 30, 2005 of $54,906 (21.8% of the loss before write-down of long-term investment) to $79,529, or 22.3% of the loss for the three months ended September 30, 2006 reflecting the inclusion in the three months ended September 30, 2006 of the consulting fees for the Chief Financial Officer position. Directors' fees, included in Office and Administration, paid semi-annually in advance, have been recorded for the first half of fiscal March 31, 2007 in the amount of $18,750, net of an over-accrual from the prior fiscal year end of $12,917. The Directors' fees were approved by the Board in May 2006 retroactively to April 1, 2005, and therefore there is no comparative for the three months ended September 30, 2005.

Professional fees, at $100,088 for the three months ended September 30, 2006 (28.0% of the loss) include an accrual for audit and tax preparation fees of $25,000, legal expenses incurred relating to the Camphor Venture share acquisition in the amount of approximately $40,000, legal expenses in the ordinary course of business of approximately $29,000, and outsourced accounting services for the quarter in the amount of approximately $7,000. The September 30, 2005 figure included outsourced accounting services for the quarter of approximately $18,000 and legal expenses in the normal course of business for approximately $67,000.

Promotion and Investor Relations expenses for the three months ended September 30, 2006 of $70,208 (19.7% of the loss) include printing costs for annual general meeting materials and other investor communication materials in the amount of approximately $50,000, as well as a monthly retainer of $7,000 for investor relations services for each of the three months to September 30, 2006.

Transfer agent and regulatory fees of $98,286 for the quarter ended September 30, 2006 reflect increased fees associated with the Company's listing on the American Stock Exchange ("Amex"), as well as non-recurring listing fees in the amount of $59,000 relating to the acquisition of Camphor Venture shares.

The Company earned $6,883 of interest income in the quarter ended September 30, 2006 compared to $nil for the quarter ended September 30, 2005 as a result of higher cash balances.

Six Months ended September 30, 2006 and September 30, 2005

The Company's loss for the six months ended September 30, 2006 totaled $555,527 or $0.010 per share (September 30, 2005 loss of $1,449,591 or $0.028 per share). The greatest part of the September 30, 2005 loss for the six-month period was attributable to the write-down of the long-term investment in Northern Lion Gold Corp. to $1,400,000 or $0.35 per share, from $2,480,000 or $0.62 at yearend of March 31, 2005, or $1,080,000 - written down in the three months ended September 30, 2005.

During the six-month period ended September 30 2006, operating expenses were $568,485 (September 30, 2005 - $370,257). Consulting fees have increased from the six months ended September 30, 2005 of $85,254 to $131,852, or 23.7% of the loss for the six months ended September 30, 2006 reflecting the inclusion in the six months ended September 30, 2006 of the consulting fees for the Chief Financial Officer position of approximately $34,000 and other consulting costs incurred. Directors' fees, included in Office and Administration, paid semi-annually in advance, have been recorded for the first half of fiscal March 31, 2007 in the amount of $18,750 net of an over-accrual from the prior fiscal year end of $12,917.

Professional fees, at $118,814 for the six months ended September 30, 2006 (21.3% of the loss) include audit and tax preparation fees and accruals of $30,000, legal expenses incurred relating to the Camphor Venture share acquisition in the amount of approximately $40,000, legal expenses in the ordinary course of business of approximately $29,000, and outsourced accounting services for the six months in the amount of approximately $18,000. The September 30, 2005 figure included outsourced accounting services for the six months of approximately $36,000 and legal expenses for approximately $51,000.

Promotion and Investor Relations expenses for the six months ended September 30, 2006 of $109,415 (19.7% of the loss) include printing costs for annual general meeting materials and other investor communication materials in the amount of approximately $50,000, a monthly retainer of $7,000 for investor relations services for each of the six months to September 30, 2006 totaling $42,000, and non-recurring charges for website development and other investor relations work for approximately $17,000.

Transfer agent and regulatory fees of $128,393 for the six months ended September 30, 2006 reflect increased fees associated with the Company's listing on the American Stock Exchange ("Amex"), as well as non-recurring listing fees in the amount of $59,000 relating to the acquisition of Camphor Venture shares.

The Company earned $12,958 of interest income in the six months ended September 30, 2006 compared to $666 for the six months ended September 30, 2005 as a result of higher cash balances.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company's capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things.

The Company reported working capital of $948,690 at September 30, 2006 ($822,623 as at September 30, 2005), and cash and cash equivalents of $661,459 ($738,886 at September 30, 2005). The Company had no long-term debt at either September 30, 2006 or September 30, 2005. The Company does not incur any direct costs in connection with the Gahcho Kué Project as De Beers Canada is responsible for all exploration, development, permitting and construction costs to commercial production.

Financing

In the six months ended September 30, 2005, the Company received $211,100 by issuing 160,000 shares upon the exercise of stock options.

During the six months ended September 30, 2006, the Company received $776,250 by issuing 555,000 shares upon the exercise of stock options.

Investing

No property acquisitions were made during the three or six months ended September 30, 2006, however expenses were incurred in the amount of $80,693 by outside consultants retained to complete due diligence on the technical study completed by De Beers.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

As at September 30, 2006, $7,500 (2005 - nil) was owed to a director of the Company for unpaid directors' fees. This amount is payable on demand, unsecured and non-interest bearing.

Effective May 11, 2006, the Company entered into a contract with a new Chief Financial Officer ("CFO") to provide financial and corporate secretarial services.

As at September 30, 2006, $nil (2005 - $18,000) was accrued or paid to a company owned by a director of the Company for corporate secretarial and accounting services.

Included in Consulting Fees for the six months ended September 30, 2006 is $75,000 (2005 - $nil) accrued or paid to the President and CEO of the Company for services rendered, and $33,700 (2005 - $nil) accrued or paid to the CFO of the Company.

These transactions were in the normal course of operations.

CRITICAL ACCOUNTING ESTIMATES

The Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. Canadian GAAP requires the Company to make certain judgments, assumptions, and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. Impairments are recognized when the book values exceed management's estimate of the net recoverable amounts associated with the affected assets. The values shown on the balance sheet for mineral properties represent the Company's assumption that the amounts are recoverable. Owing to the numerous variables associated with the Company's judgments and assumptions, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known. There are currently no known events that are believed to impact the Company's current assessment.

The Company expenses all stock based payments using the fair value method. Under the fair value method and option pricing model used to determine fair value, estimates are made as to the volatility of the Company's shares and the expected life of the options. Such estimates affect the fair value determined by the option pricing model.

CHANGES IN ACCOUNTING POLICIES

The Company made no changes to its accounting policies or practices during the quarter.

OTHER MANAGEMENT DISCUSSION AND ANALYSIS REQUIREMENTS

Risks

Mountain Province's business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company's common shares should be considered speculative.

There can be no assurance that any funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Contractual Obligations

The Company has consulting agreements with the President, CEO and director, Patrick Evans, and the Chief Financial Officer and Corporate Secretary, Jennifer Dawson, for their services in these capacities. There are no other significant contractual obligations.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to the short-term nature of these instruments.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company's common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the American Stock Exchange under the symbol MDM. On November 9, 2006, there were 55,575,715 shares issued and 505,000 stock options outstanding expiring from December 21, 2006 to January 30, 2011. There are an unlimited number of common shares without par value authorized to be issued by the Company.

In the six months ended September 30, 2006, the Company received $776,250 from the exercise of 555,000 stock options.

On July 24, 2006, the Company issued 1,944,868 common shares in exchange for 4,892,750 common shares of Camphor Ventures Inc.

DISCLOSURE CONTROLS AND PROCEDURES

Management has ensured that there are disclosure controls and procedures which provide reasonable assurance that material information relating to the Company is disclosed on a timely basis. Management believes these disclosure controls and procedures have been effective during the six months ended September 30, 2006.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the Internet at the SEDAR website located at www.sedar.com and at www.mountainprovince.com.

FORWARD-LOOKING STATEMENTS

Some statements contained in this MD&A are forward-looking and reflect our expectations regarding the future performance, business prospects and opportunities of the Company. Such forward-looking statements reflect our current beliefs and are based on information currently available to us. Forward looking statements involve significant risks and uncertainties and a number of factors, most of which are beyond the control of the Company, could cause actual results to differ materially from results discussed in the forward-looking statements. Although the forward looking statements contained in this report are based on what we believe to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward looking statements. The Company disclaims any obligation to update forward-looking statements.